                                                March 6, 1997

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

                       Interim Report Under Rule 24 of the
                   Public Utility Holding Company Act of 1935
                      Columbia Energy Services Corporation
                           12355 Sunrise Valley Drive
                                    Suite 300
                              Reston, VA 20191-3458

                                File No. 70-8905

Gentlemen:

In compliance with the terms and conditions of Rule 24 under the Public Utility Holding Company Act of 1935, and the Order of the Commission dated October 25, 1996 authorizing the financing transactions and business activities as more fully described in the Joint Application/Declaration, as amended (the "application"), the undersigned hereby submits the following information applicable to Columbia Insurance Corporation, Ltd ("Captive") for the November 1, 1996 through December 31, 1996 period.

1. Provide a general description of loss exposure / experience for automobile, "all-risk" property, and general liability insurance coverage.

     During the period, Captive entered into reinsurance arrangements with respect to All Risk property insurance. Captive's exposure under this program would be limited to $750,000 per occurrence, with an annual aggregate limit of $3 million.

     During the period, Captive entered into reinsurance arrangements with respect to General and Auto Liability insurance. Captive's exposure for this program would be limited to $2 million per occurrenence with an annual aggregate limit of $4 million.

     During the period, the Captive experienced no known losses in the above lines of coverages.

2. Provide an analysis by subsidiary or associate company of auto liability, general liability, and property losses and expenses incurred during the six month period as compared to premiums paid.

     No losses have been reported as of the end of this reporting period.



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3. Provide an analysis by subsidiary or associate company of claims paid by the Captive on behalf of such subsidiary or associate company and include the lead-in reserve available to Captive and end-of-period reserve balance.

      No claims have been paid during this period.

4. Provide a listing that illustrates the increases and decreases to premiums for each subsidiary or associate company as a result of the operations of the Captive and loss experience of each subsidiary as a result of operations of the Captive.

      Premiums have been unaffected during this period since there is no loss experience so far.

5. Provide a statement of actual savings achieved by Columbia as a result of the operations of the Captive.

      Actual savings achieved by Columbia during this period were approximately $250,000.

6. Provide a copy of Captive's income statement and balance sheet, including any notes thereto.

      Captives income statement and balance sheet including any notes are attached.


                                      Very truly yours,

                               COLUMBIA INSURANCE COMPANY, LTD

                               By:   //s//N. A. Parillo
                                  -------------------------------
                                     N. A. Parillo, President

                      COLUMBIA INSURANCE CORPORATION, LTD.

                                  BALANCE SHEET



                                                     December 31, 1996
                                                     -----------------
ASSETS
------
  Cash                                                        765
  Cash equivalents - time deposits                      5,545,799
  Accrued interest receivable                               6,639
  Premiums receivable                                           0
  Prepaid expenses                                         33,334
  Loss escrow                                                   0
                                                       ----------

Total Assets                                           $5,586,537
------------                                           ==========


SHAREHOLDERS EQUITY
-------------------
  Issued Capital - intercompany                           120,000
  Contributed surplus - intercompany                      880,000
  Retained earnings                                       136,557
                                                       ----------

Total Shareholders Equity                              $1,136,557
-------------------------                              ==========


LIABILITIES
-----------
  Accounts payable                                         23,127
  Accounts payable - Service Corporation                    6,270
  Dividends payable to Parent                                   0
  Reinsurance payable                                           0
  Unearned premiums - intercompany                      2,298,583
  Outstanding loss reserves                             2,122,000
                                                       ----------

Total Liabilities                                      $4,449,980
-----------------                                      ==========


Total Liabilities & Shareholders Equity                $5,586,537
---------------------------------------                ==========



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                      COLUMBIA INSURANCE CORPORATION, LTD.

                                INCOME STATEMENT



                                                    December 31, 1996
                                                    -----------------
REVENUE
-------
  Premium written - General Liability                   3,217,165
  Premium written - All Risk                            1,380,000
                                                        ---------
                                                        4,597,165
                                                        ---------
  Movement in unearned premiums                        (2,298,583)
                                                        ---------
Net earned premiums                                     2,298,582
-------------------                                     =========


EXPENSES
--------
  Gross incurred Claims                                 2,122,000
  Reinsurance thereon                                           0
                                                        ---------
  Net claims                                            2,122,000
                                                        ---------

  Administrative Expenses:
  Management fees                                           6,666
  Bank charges                                                 13
  Corporate Secretarial fees                                  834
  Audit fees                                               10,000
  Service Corporation expenses                              6,270
  Bermuda Government fees                                       0
  Incorporation expenses                                   29,493
  Miscellaneous expenses                                        0
                                                        ---------
  Total Administration expenses                            53,276
                                                        ---------

Total Expenses                                          2,175,276
--------------                                          ---------

Operating Income                                          123,306
                                                          -------

INTEREST INCOME AND RELATED CHARGES
-----------------------------------
  Net interest income                                      13,251
  Gain or (loss) on Sale of Investments                         0
                                                        ---------
  Total Interest Income and Related Charges                13,251
                                                        ---------

INCOME BEFORE TAXES                                     $ 136,557
-------------------                                     ---------



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                      COLUMBIA INSURANCE CORPORATION, LTD.

                ANALYSIS OF UNEARNED PREMIUM AT DECEMBER 31, 1996




 Operating     General       All                        Unearned      Unearned      Balance
or Subsidiary  Library      Risk           Total        Premium       Premium        Sheet
  Company      Premium     Premium        Premium       General         All         Unearned
   Code        Written     Written        Written       Liability      Risk         Premium
----------   ---------     ---------      ---------    ------------  ---------    -----------
                 $            $              $              $             $             $

   CG          2,895              0          2,895         1,448            0           1,448
   CGT       305,952        531,024        836,976       152,976      265,512         418,488
   CKY       123,861          4,400        128,261        61,930        2,200          64,131
   CMD        30,885            754         31,639        15,442          377          15,819
   COH     1,161,075         27,005      1,188,080       580,538       13,502         594,040
   COS       160,858          4,433        165,291        80,429        2,217          82,646
   CPA       366,757         10,949        377,706       183,378        5,475         188,853
   CS         35,389         14,965         50,354        17,694        7,483          25,177
   TCO       792,304        642,602      1,434,907       396,152      321,301         717,453
   CES        44,719              0         44,719        22,359            0          22,359
   CGC         3,217            286          3,503         1,609          143           1,751
   CLG         3,861         82,522         86,383         1,930       41,261          43,191
   CNR        74,638         52,405        127,043        37,319       26,202          63,521
   CPC        18,338          3,237         21,575         9,169        1,618          10,787
   CPI        89,521          2,607         92,128        44,760        1,303          46,064
   TVC         2,895              0          2,895         1,448            0           1,448
   AE              0          2,811          2,811             0    $1,405.53           1,406
          ----------     ----------     ----------    ----------    ---------      ----------

Totals    $3,217,166     $1,380,000     $4,597,166    $1,608,583     $690,000      $2,298,583
          ----------     ----------     ----------    ----------    ---------      ----------
